EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2021. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

At 30 June 2021
Capitalisation	£m

Equity
Ordinary shareholders’ equity	36,995
Other equity instruments	5,644
Non-controlling interests	91
Total equity	42,730

Indebtedness
Subordinated liabilities	9,600
Debt securities
Debt securities in issue	55,120
Liabilities held at fair value through profit or loss	6,856
Total debt securities	61,976
Total indebtedness	71,576

Total capitalisation and indebtedness	114,306
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 June 2021, all indebtedness was unsecured except for £24.2 billion of securitisation notes and covered bonds and £1.7 billion of debt securities issued by the Group’s asset-backed conduits.
The Bank redeemed, at call date, £285 million of other equity instruments on 1 July 2021.
There have been no issuances or redemptions of subordinated liabilities since 30 June 2021.
There has been no material change in the information set forth in the table above since 30 June 2021.